Exhibit 1

ADB Systems International Ltd.
302 The East Mall, Suite 300
Toronto, ON M9B 6C7
Tel: 416 640-0400 / Fax: 416 640-0412
Website: www.adbsys.com
(TSX: ADY; OTCBB: ADBYF)

For Immediate Release

ADB SYSTEMS REPORTS Q1 FINANCIAL RESULTS

Generates 30% year-over-year revenue growth; provides outlook

Toronto, ON – May 11, 2005 – ADB Systems International Ltd. (TSX: ADY; OTCBB: ADBYF), a global provider of asset lifecycle management solutions, announced today its interim financial results for the first quarter ended March 31, 2005. All figures are in Canadian dollars.

ADB reported revenues of $1.54 million for the quarter, an increase of more than 30 percent when compared to the $1.18 million generated in the first quarter of 2004. In the fourth quarter of 2004, ADB generated revenues of $1.53 million. Revenues were comprised of software license sales, service fees for software development and implementation, application hosting, maintenance, support and training.

“Our first quarter was among the most active ever for ADB,” said Jeff Lymburner, CEO of ADB Systems. “We added to our roster of customers, entered into a financing arrangement, expanded our relationships with a number of key customers, expanded our GE joint venture sales pipeline, and increased our revenues year-over-year by 30 percent.”

ADB recorded a net loss for the period of $736,000 or $0.01 per basic share. This compares to a net loss of $1.39 million or $0.02 per basic share in Q1 of 2004, an improvement of 46 percent, and a net loss of $773,000 or $0.01 per basic share in Q4 of 2004.

Consistent with its previous guidance of April 13, 2005, the Company announced that it generated $415,000 of positive cash flow from operations in the first quarter based on customer activities, cost-containment measures and the seasonal influx of customer support fees.

As at March 31, 2005, ADB held cash and marketable securities of $1.42 million.

Operating highlights

In addition to its financial performance, the Company achieved a number of operating achievements in the quarter:

•              ADB entered into a customer agreement with Mesta AS, Norway’s road construction company, providing a comprehensive electronic procurement solution that integrates capabilities for purchasing, supplier collaboration, and project management activities.

- more -

•              The Company expanded its relationship with the Healthcare Purchasing Consortium of the U.K., enabling the National Health Service to accelerate the deployment of an electronic procurement initiative.

•              ADB entered into a strategic financing arrangement with Pinetree Capital, generating net proceeds of $570,000, after $5,000 of financing-related costs. Under the terms of the private placement, ADB issued Pinetree 2.5 million units, each priced at $0.23. Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant entitles Pinetree to purchase one common share in the company at the exercise price of $0.40 each. Warrants are exercisable for a period of up to four years.

•              The Company expanded its business relationship with Fabricom AS, a Norwegian provider of construction, installation and maintenance services to the oil and gas industry. Fabricom integrated a number of ADB’s web-based applications that are streamlining procurement and supplier collaboration activities.

Outlook and guidance

“Building on our recent momentum, we anticipate that our revenues in Q2 will grow by at least 10 percent over Q1 results, representing a year-over-year growth of approximately 30 percent when compared to Q2 of 2004,” said Mr. Lymburner. “We believe this growth will be possible based on a number of factors, including an increasing demand for our suite of technology offerings, ongoing customization of our software solutions within key customer environments, and new sales opportunities identified through our joint venture with GE and our key channel partners.”

ADB will hold a conference call at 10:00 a.m. (Eastern time) on Thursday, May 12 to discuss its financial results and review operational activities. Followers of ADB are invited to listen to the call over the Internet on the Investor Relations section of the Company’s website at www.adbsys.com.

Annual general meeting scheduled

ADB also announced that it will hold its annual general meeting of shareholders on May 18, at 3:00 p.m. at the Holiday Inn on King, located at 370 King Street West, Toronto. The meeting will be open to registered shareholders, accredited media and financial analysts. Copies of ADB’s 2004 Annual Report, Notice, Information Circular and voting information have been distributed to shareholders, and are also be available electronically through SEDAR. Interested individuals unable to attend the meeting will be able to listen to a live web-cast on the Company’s website, www.adbsys.com.

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE. ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company’s plans will be achieved.

Contact:

At ADB Systems International Ltd.

Joe Racanelli, Director of Marketing

Tel: (416) 640-0400 ext. 273

E-mail: jracanelli@adbsys.com

(financial tables follow)